UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On August 16, 2024, Globavend Holdings Limited (“GVH” and the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “GVH” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until February 12, 2025, to regain compliance with the Minimum Bid Price Rule. If at any time before February 12, 2025, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by February 12, 2025, the Company may be eligible for an additional 180 day calendar period to regain compliance or be subject to delisting, provided that on the 180th day of the first compliance period the Company meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market (except the bid price requirement) based on the Company’s most recent public filings and market information and notifies Nasdaq in time of its intent to cure this deficiency.

If at the expiration of the second compliance period the Company is still deficient, Nasdaq will issue a delisting determination, which the Company can appeal to the Nasdaq Listing Qualifications Headings Panel (the “Hearings Panel”). The Company may apply to the Hearings Panel for an additional period up to another 180 days from the date of the delisting determination to regain compliance. Nasdaq, however, has recently proposed to amend the Listing Rules to eliminate the stay in suspension of trading during the appeal process. If adopted, the Company will have only a maximum of 360 days to regain compliance with the Minimum Bid Price Rule.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated August 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: August 22, 2024